

AMENDED

UNITED STATE:
SECURITIES AND EXCHANGE
Washington, D.C. 20549



11021933

APPROVAL	
⊃er:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response....... 12.00	



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 49595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/10   AND ENDING   12/31/10
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   1212 Avenue of the Americas, Suite 1601
                              (No. and Street)

New York   NY   10036
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 James E. Gaffney   212-218-7482
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McLaren & Co., P.C.

(Name – *if individual, state last, first, middle name*)

504 Corporate Drive West   Langhorne   PA   19047
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __James E. Gaffney__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital Growth Securities LLC__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ Signature

__Managing Member__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

McLaren & Co., P.C.

Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com
www.mclarencpa.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITOR'S REPORT

To the Members of
Capital Growth Securities LLC:

We have audited the accompanying statement of financial condition of Capital Growth Securities LLC (a Delaware limited liability company) (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Growth Securities LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLaren & Co., P.C.

February 22, 2011

Capital Growth Securities LLC

Statement of Financial Condition

As of December 31, 2010

ASSETS:

Cash and Cash Equivalents	$	47,110
Accounts Receivable		408,149
Prepaid Fees		1,356
Receivable from Affiliate		658
Investments in Partnerships		2,000
Total Assets	$	459,273

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES

Accounts Payable and Accrued Expenses	$	25,044
Deferred Income Taxes		14,879
Total Liabilities		39,923

MEMBERS' EQUITY		419,350
Total Liabilities and Members' Equity	$	459,273

See accompanying notes

Capital Growth Securities LLC

Statement of Income

For the Year Ended December 31, 2010

Revenues:		
Consulting Fees	$	745,452
Interest Income		1
Total Revenues		745,453
Expenses:		
Consulting and Administrative Fees		152,200
Legal and Professional Fees		14,514
Regulatory Fees		6,326
Miscellaneous		1,284
Total Expenses		174,324
Income before Income Tax Provision		571,129
Income Tax Provision		20,992
Net Income	$	550,137

See accompanying notes

Capital Growth Securities LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2010

	Members' Equity
Balance at December 31, 2009,	$ 221,213
Net Income	550,137
Distributions to Members	(352,000)
Balance at December 31, 2010	$ 419,350

See accompanying notes

Capital Growth Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net Income	$	550,137
Add Back Deferred Income Tax Provision		11,601
Increase in Accounts Receivable		(234,850)
Increase in Accounts Payable and Accrued Expenses		13,166
Net Cash Flows from Operating Activities		340,054
Cash Flows from Financing Activities:		
Cash Distributions to Members		(352,000)
Net Cash Flows from Financing Activities		(352,000)
Decrease in Cash and Cash Equivalents		(11,946)
Cash and Cash Equivalents, beginning of year		59,056
Cash and Cash Equivalents, end of year	$	47,110
Supplemental Cash Flow Data:		
Income Taxes Paid	$	-
Interest Paid	$	-

See accompanying notes

Notes to Financial Statements
For the Year Ended December 31, 2010

1. Organization

Capital Growth Securities LLC is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. Accounting Principles and Policies

Cash and cash equivalents

For purposes of preparing the statement of cash flows, unrestricted currency and money market accounts are considered cash and cash equivalents.

Accounts receivable

Management believes that all accounts receivable as of December 31, 2010 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period..

The Company earns its revenue by generating consulting fee income from providing business development advice to money management companies. The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2010 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes

As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax.

Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

(continued)

3. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010:

Cash and Cash Equivalents	Level 1	$47,110
Investments in Partnerships	Level 3	$ 2,000

4. Concentrations of Risk

In the year ended December 31, 2010, one of the Company's clients accounted for approximately 73% of the Company's consulting revenue and 83% of the Company's yearend accounts receivable.

The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 of deposits maintained at any one member financial institution. Additionally, the FDIC insures all deposits held in non-interest-bearing transaction accounts for the full balance from December 31, 2010 through December 31, 2012. During the year, the Company's deposit balance exceeded insured levels based on bank records on a number of occasions.

(continued)

5. Related Party Transactions

During 2010, the Company purchased consulting services in the amount of $130,000 from another company having common ownership with the ultimate owners of its members.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $22,066, which was $17,066 in excess of its required net capital of $5,000. The company's aggregate indebtedness to net capital ratio was 1.1350 to 1 at December 31, 2010.

Capital Growth Securities LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of December 31, 2010

Schedule I

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL

Total Members' Equity	$	419,350
Add: Other (deductions) or allowable credits -		
Deferred income tax liability		14,879
Total capital and allowable subordinated liabilities		434,229
Deductions and/or charges:		
A. Non-allowable assets		
Receivables from clients		(408,149)
Prepaid Fees		(1,356)
Receivable from affiliate		(658)
Investments in Partnerships		(2,000)
Total non-allowable assets		(412,163)
Net capital	$	22,066

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	25,044

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	1,670
Minimum dollar net capital required	$	5,000
Net capital required	$	5,000
Excess net capital at 1500%	$	17,066
Excess net capital at 1000%	$	19,562
Percentage of aggregate indebtedness to net capital		113.50%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2010)

Net capital, as reported in company's Part II (Unaudited) FOCUS report	$	30,179
Net audit adjustments		(8,113)
Net capital per above	$	22,066

The company is exempt from the provisions of SEC rule 15c3-3 in
accordance with paragraph (k)(2)(i). The company does not carry any
security accounts for its clients.

Capital Growth Securities LLC

Schedule II

Not applicable.

Schedule III

Not applicable.

Schedule IV

Not applicable.

Capital Growth Securities LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
as of December 31, 2010

Capital Growth Securities LLC is exempt from the provision of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934, because it meets the exceptions provided within Section (k)(2)(i).